EXHIBIT FOR SUB-ITEM 77C

The Board of Directors of the Fund initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order to vote on the merger of the Cohen & Steers REIT and Utility Income Fund, Inc. with and into the Fund (the "Merger"). In addition, shareholders also were asked to vote to amend the Fund's charter to increase the number of authorized shares of capital stock. The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. On November 24, 2009, shareholders of the Fund did not submit sufficient votes to approve the Merger or charter amendment, and the Meeting was again adjourned with respect to these proposals until November 27, 2009. On November 27, 2009, the Meeting was adjourned indefinitely because shareholders did not submit sufficient votes to approve the Merger or charter amendment.

On December 10, 2009, the Fund's Board determined that the proposed Merger and charter amendment continue to be in the best interests of the Fund and its shareholders and, as such, set a new record date of December 17, 2009 for shareholders to vote at, and called to reconvene, the Meeting on February 26, 2010. On February 26, 2010, shareholders approved the Merger; however, shareholders of the Fund did not submit sufficient votes to approve the charter amendment, and the Meeting was again adjourned with respect to this proposal until March 19, 2010. On March 19, 2010, shareholders approved the charter amendment. Both proposals were approved by the affirmative vote of a majority of the Fund's outstanding common shares. The number of shares voted with respect to each proposal is as follows:

Common Shares
		Shares
Voted
For		Shares
Voted
Against		Shares Voted Abstain
To elect Directors:
Proposal 1: To approve merger of Cohen & Steers REIT and Utility Income Fund,
Inc. with and into the Fund in accordance with Maryland General Corporation
Law.		21,899,388.375		3,328,846.463		523,754.513
Proposal 2: To approve an amendment to the Fund's charter to increase the
number of authorized shares of the Fund's capital stock. 		22,646,821.946
		3,204,298.030		685,271.780